# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carlsmed, Inc., CIK 0001794546
CUSIP: 14280C105
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1800 Aston Ave., Suite 100, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 07/24/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001734820

## Reporting persons
- U.S. Venture Partners XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,305,806; sole dispositive power 0; shared dispositive power 4,305,806; aggregate amount beneficially owned 4,305,806 (16.2% of the class)
  Comment: The reported securities are owned directly by U.S. Venture Partners XII, L.P. ("USVP XII"). Presidio Management Group XII, L.L.C. ("PMG XII") is the general partner of each of the USVP XII Funds (as defined below) and may be deemed to have sole voting and dispositive power over the reported securities held by the USVP XII Funds. Dr. Jonathan Root, a member of the Issuer's board of directors, Steven Krausz, Richard Lewis and Dafina Toncheva are the managing members of PMG XII, who may be deemed to share voting and dispositive power over the shares held by the USVP XII Funds. In addition, Casey M. Tansey is the managing partner of PMG XII and may be deemed to share voting and dispositive power over the reported securities held by the USVP XII Funds. Each such persons and entities disclaim beneficial ownership of the reported securities held by the USVP XII Funds, except to the extent of any pecuniary interest therein.
  
  The amount beneficially owned by each Reporting Person is determined based on 26,592,908 shares of Common Stock outstanding as of November 3, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the Commission) on November 6, 2025 ("the Form 10-Q").
- Presidio Management Group XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,642,073; sole dispositive power 0; shared dispositive power 5,642,073; aggregate amount beneficially owned 5,642,073 (21.2% of the class)
  Comment: Consists of (i) 4,305,806 shares of Common Stock held directly by USVP XII, (ii) 218,524 shares of Common Stock held directly by U.S. Venture Partners XII-A, L.P. ("USVP XII-A", and together with USVP XII, the "USVP XII Funds"), and (iii) 1,117,743 shares of Common Stock held directly by U.S. Venture Partners Select Fund I, L.P. ("USVP SFI"), on its own behalf and as nominee for U.S. Venture Partners Select Fund I-A, L.P. ("USVP SFI-A"). PMG XII is the general partner of each of USVP XII and USVP XII-A. Presidio Management Group Select Fund I, L.L.C ("PMG SFI", and together with USVP XII and USVP XII-A, USVP SIF, USVP SFI-A, and PMG XII, the "U.S. Venture Partners") is the general partner of USVP SFI and USVP SFI-A. Dr. Jonathan Root, a member of the Issuer's board of directors, Steven Krausz, Richard Lewis and Dafina Toncheva are the managing members of PMG XII, who may be deemed to share voting and dispositive power over the shares held by the USVP XII Funds. In addition, Casey M. Tansey is the managing partner of PMG XII and may be deemed to share voting and dispositive power over the reported securities held by the USVP XII Funds. Each such persons and entities disclaim beneficial ownership of the reported securities held by the USVP XII Funds, except to the extent of any pecuniary interest therein.
  
  The amount beneficially owned by each Reporting Person is determined based on 26,592,908 shares of Common Stock outstanding as of November 3, 2025 as reported by the Issuer in its Form 10-Q.
- Casey M Tansey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 200,000; shared voting power 5,642,073; sole dispositive power 200,000; shared dispositive power 5,642,073; aggregate amount beneficially owned 5,842,073 (22% of the class)
  Comment: Consists of (i) 4,305,806 shares of Common Stock held directly by USVP XII, (ii) 218,524 shares of Common Stock held directly by USVP XII-A, and (iii) 1,117,743 shares of Common Stock held directly by USVP SFI, on its own behalf and as nominee for USVP SFI-A. PMG XII is the general partner of each of USVP XII and USVP XII-A. PMG SFI is the general partner of USVP SFI and USVP SFI-A. Dr. Jonathan Root, a member of the Issuer's board of directors, Steven Krausz, Richard Lewis and Dafina Toncheva are the managing members of PMG XII and PMG SFI and may be deemed to share voting and dispositive power over the stock held by U.S. Venture Partners. In addition, Casey M. Tansey is the managing partner of PMG XII and may be deemed to share voting and dispositive power over the reported securities held by U.S. Venture Partners. Each such persons and entities disclaim beneficial ownership of such securities, except to the extent of any pecuniary interest therein.
  
  The amount beneficially owned by each Reporting Person is determined based on 26,592,908 shares of Common Stock outstanding as of November 3, 2025 as reported by the Issuer in its Form 10-Q.

## Item 1. Issuer
Name of issuer: Carlsmed, Inc.
Address of issuer's principal executive offices: 1800 Aston Ave, Suite 100, Carlsbad, CA 92008

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) U.S. Venture Partners XII, L.P., a Delaware limited partnership, (ii) Presidio Management Group XII, L.L.C., a Delaware limited liability company and (iii) Casey M. Tansey, a citizen of the United States (the foregoing entities and individuals are collectively referred to as the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 1460 El Camino Real, Suite 100, Menlo Park, California 94025.
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- U.S. Venture Partners XII, L.P.: /s/ Dale Holladay, Dale Holladay, Authorized Signatory (11/13/2025)
- Presidio Management Group XII, L.L.C.: /s/ Dale Holladay, Dale Holladay, Authorized Signatory (11/13/2025)
- Casey M Tansey: /s/ Dale Holladay, Dale Holladay, Attorney-in-Fact (11/13/2025)